Exhibit 99.1

September 27, 2024	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: NEW PACIFIC METALS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 23, 2024
Record Date for Voting (if applicable) :	October 23, 2024
Beneficial Ownership Determination Date :	October 23, 2024
Meeting Date :	November 29, 2024
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	64782A107	CA64782A1075

Sincerely,

Computershare
Agent for NEW PACIFIC METALS CORP.